ING LOGO

AMERICAS

US Legal Services

J. Neil McMurdie

Counsel

(860) 723-2229

Fax: (860) 723-2216

neil.mcmurdie@us.ing.com

January 5, 2006

U.S. Securities and Exchange Commission

100 F Street, NE, Room 1580

Washington, DC 20549

RE:	ING Life Insurance and Annuity Company Registration Statement on Form S-1 Prospectus Title: ING Guaranteed Account File No. 333-130823 Rule 477 Filing

Ladies and Gentlemen:

The undersigned on behalf of ING Life Insurance and Annuity Company (the “Company”) and pursuant to Rule 477 of the Securities Act of 1933, as amended, respectfully requests the withdrawal of its initial Registration Statement on Form S-1 (the “Filing”), File No. 333-130823, filed on 01/03/06 (Accession No. 0000836687-06-000013). This request for withdrawal is being made because the Filing was transmitted under an incorrect CIK number. No securities have been, or will be sold under the Filing.

If you have any questions, please call me at (860) 723-2229.

Sincerely,

/s/ J. Neil McMurdie

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J. Neil McMurdie

Hartford Site	ING North America Insurance Corporation

151 Farmington Avenue, TS31

Hartford, CT 06156-8975